ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-134553

Dated June 18, 2007

100% Principal Protection Notes

Linked to a Global Index Basket

Strategic Alternatives to Fixed Income Investing

Lehman Brothers Holdings Inc. Notes linked to a Global Index Basket due June 22, 2012

Investment Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the “Notes”) provide 100% principal protection at maturity and potential returns based on the positive performance of a Basket of indices. The Basket is composed of three equity indices, the S&P 500® Index, the MSCI EAFE Index® and the MSCI Emerging Markets IndexSM. Principal protection only applies at maturity.

Features
❑	Potential returns linked to the positive performance of a global index basket

❑	100% principal protection at maturity

❑	Diversification into global equity markets

❑	Foreign currency exposure

Key Dates[1]

Trade Date	June 19, 2007
Settlement Date	June 22, 2007
Final Valuation Date	June 19, 2012
Maturity Date	June 22, 2012

[1]	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering 100% Principal Protection Notes Linked to a Global Index Basket. The Notes are linked to a Basket of Indices, consisting of the S&P 500® Index, the MSCI EAFE Index® and the MSCI Emerging Markets IndexSM (the “Basket”). The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are offered at a minimum investment of $1,000.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 220-I dated March 6, 2007, underlying supplement no. 750 dated June 18, 2007 and this Term Sheet. See “Key Risks” on page 4, the more detailed “Risk Factors” beginning on page SS-3 of product supplement no. 220-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 750 for risks related to the Basket Indices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 750 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	3.41%	96.59%

Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 220-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 750 (which describes each of the Basket Indices, including risk factors specific to each). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 750, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 220-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 220-I and “Risk Factors” in the accompanying underlying supplement no. 750, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 220-I dated March 6, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907016517/a07-3345_38424b2.htm

♦	Underlying supplement no. 750 dated June 18, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507137801/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Notes Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the performance of the Basket and you believe the Basket will appreciate over the term of the Notes

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the economies of the United States, international developed markets or emerging markets

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 4, “Risk Factors” in product supplement no. 220-I, underlying supplement no. 750 and the MTN Prospectus Supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]

Issue Price	$10 per Note

Term	5 years

Basket

The Notes are linked to a Basket consisting of the S&P 500® Index (SPX), the MSCI EAFE Index® (MXEA) and the MSCI Emerging Markets IndexSM (MXEF) (each a “Basket Index” or collectively the “Basket Indices”).

Index Weightings	S&P 500® Index MSCI EAFE Index® MSCI Emerging Markets IndexSM	60% 35% 5%

Participation Rate	100%

Principal Protection	100% if held to maturity

Payment at Maturity (per $10)

If the Basket Return is positive, you will receive a cash payment, for each $10 Note principal amount, of $10 plus the Additional Amount, which will be calculated as follows:

$10 x Basket Return x Participation Rate

If the Basket Return is zero or negative, you will receive a cash payment, for each $10 Note principal amount, of $10.

Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level

Basket Starting Level	Set equal to 100 on the Trade Date

Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the S&P 500® Index Return x 60%) + (the MSCI EAFE Index® Return x 35%) + (the MSCI Emerging Markets IndexSM Return x 5%)]

The “S&P 500® Index Return,” the “MSCI EAFE Index® Return” and the “MSCI Emerging Markets IndexSM Return” are the performance of the respective Basket Index, calculated as the percentage change from the respective index closing levels on the Trade Date to the respective index closing levels on the Final Valuation Date. See the definition of Index Return under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 220-I.

Determining Payment at Maturity

The percentage change from the Basket Starting Level to the Basket Ending Level

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the Basket Return multiplied by the Participation Rate of 100%. Accordingly, if the Basket Return is positive, your payment at maturity per $10 Note principal amount will be calculated as follows:

$10 + [$10 x Basket Return x

Participation Rate]

You will receive the principal amount of your Notes at maturity

The graph below illustrates the historical performance of the Basket from June 13, 1997 to June 15, 2007. Historical levels of the Basket should not be taken as an indication of future performance.

Source: Lehman Brothers Inc.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 220-I.

1 Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 220-I and in the “Risk Factors” section of the accompanying underlying supplement no. 750. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market Risk: The return on the Notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

♦

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, any of the stocks included in the Basket Indices, or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes but falls below the Basket Starting Level on the Final Valuation Date.

♦

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a weighted Basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index or Indices.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

The Notes will have Exposure to Fluctuations in Foreign Exchange Rates: Because the MSCI EAFE IndexSM and the MSCI Emerging Markets IndexSM are denominated in U.S. dollars, but their components stocks are denominated in foreign currencies, you will have foreign currency exposure with respect to that Basket Index. The value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE Index® and the MSCI Emerging Markets IndexSM are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your notes may increase or decrease at maturity.

♦

Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $0.341 per note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We are one of the companies that make up the S&P 500® Index: We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in S&P 500® Index, MSCI EAFE Index®, or MSCI Emerging Markets IndexSM. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have recently published research or other opinions that are inconsistent with an investment position in S&P 500® Index, MSCI EAFE Index®, or MSCI Emerging Markets IndexSM. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 220-I.

♦

There are Risks in Emerging Markets: Countries with emerging markets may have relatively unstable governments, may present risks of nationalization of businesses, may impose restrictions on foreign ownership, foreign currency exchange and the repatriation of assets, and may be less protective of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local, regional and global economic and trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

The S&P 500® Index

The Standard & Poor’s 500® Index (the “S&P 500® Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of February 23, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (39); Energy (32); Financials (90); Health Care (54); Industrials (52); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>“ or from the S&P web site at www.spglobal.com.

The graph below illustrates the performance of the S&P 500® Index from June 13, 1997 to June 15, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Index closing level on June 15, 2007 was 1,532.91.

The information on the S&P 500® Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page US-4 of underlying supplement no. 750.

MSCI EAFE Index®

The MSCI EAFE Index® is published by Morgan Stanley Capital International Inc. As discussed more fully in the underlying supplement under the heading “The MSCI EAFE Index®,” the MSCI EAFE Index® is a free float-adjusted market capitalization index that is intended to measure the performance of certain developed equity markets. As of May 31, 2007, the MSCI EAFE Index® consisted of the following 21 indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

You can obtain the level of the MSCI EAFE Index® at any time from the Bloomberg Financial Markets page “MXEA <Index> <GO>” or from the MSCI Barra web site at www.mscibarra.com.

The graph below illustrates the performance of the MSCI EAFE Index® from June 13, 1997 to June 15, 2007. The historical levels of the MSCI EAFE Index® should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The MSCI EAFE Index® closing level on June 15, 2007 was 2,264.39.

The information on the MSCI EAFE Index® provided in this document should be read together with the discussion under the heading “The MSCI EAFE Index®” beginning on page US-9 of underlying supplement no. 750.

MSCI Emerging Markets IndexSM

The MSCI Emerging Markets IndexSM is published by Morgan Stanley Capital International Inc. As discussed more fully in the underlying supplement under the heading “The MSCI Emerging Markets IndexSM,” the MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is intended to measure the performance of certain emerging equity markets. As of May 2007, the MSCI Emerging Markets IndexSM consisted of the following 25 emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

You can obtain the level of the MSCI Emerging Markets IndexSM at any time from the Bloomberg Financial Markets page “MXEF <Index> <GO>” or from the MSCI Barra web site at www.mscibarra.com.

The graph below illustrates the performance of the MSCI Emerging Markets IndexSM from June 13, 1997 to June 15, 2007. The historical levels of the MSCI Emerging Markets IndexSM should not be taken as an indication of future performance.

Source: Bloomberg L.P.

MSCI Emerging Markets IndexSM closing level on June 15, 2007 was 1,049.36.

The information on the MSCI Emerging Markets IndexSM provided in this document should be read together with the discussion under the heading “The MSCI Emerging Markets IndexSM” beginning on page US-13 of underlying supplement no. 750.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Participation Rate of 100% and assume a range of Basket Returns from +40% to -40%.

Example 1—The level of the Basket increases from the Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is 10% calculated as follows:

(110 – 100)/100 = 10%

Because the Basket Return is 10%, the Additional Amount is equal to $1.00 and the payment at maturity is equal to $11.00 per $10.00 principal amount Note calculated as follows:

$10 + ($10 × 10% × 100%) = $11.00

Example 2—The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is -10% calculated as follows:

(90 – 100)/100 = -10%

Because the Basket Return is -10%, the Additional Amount is equal to $0 and the payment at maturity is equal to $10 per $10 principal amount Note.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.